SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13E-4
                ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                          OF 1934)

                      (Amendment No. 3)

                   KINETIC CONCEPTS, INC.
                      (NAME OF ISSUER)

                   KINETIC CONCEPTS, INC.
            (NAME OF PERSON(S) FILING STATEMENT)

           COMMON STOCK, PAR VALUE $.001 PER SHARE
               (TITLE OF CLASS OF SECURITIES)

                         49460W-01-0
            (CUSIP NUMBER OF CLASS OF SECURITIES)

                       DENNIS E. NOLL
                   SENIOR VICE PRESIDENT,
                GENERAL COUNSEL AND SECRETARY
                   KINETIC CONCEPTS, INC.
                     8023 VANTAGE DRIVE
                  SAN ANTONIO, TEXAS 78230
                  TELEPHONE: (210) 524-9000

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
     RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                 PERSON(S) FILING STATEMENT)

                          Copy to:

DAVID W. HELENIAK, ESQ.        STEPHEN D. SEIDEL, ESQ.
  SHEARMAN & STERLING         COX & SMITH INCORPORATED
  599 LEXINGTON AVENUE    112 E. PECAN STREET, SUITE 1800
NEW YORK, NEW YORK 10022      SAN ANTONIO, TEXAS 78205
     (212) 848-4000                (210) 554-5500

                       OCTOBER 8, 1997
    (Date Tender Offer First Published, Sent or Given to
                      Security Holders)

                  CALCULATION OF FILING FEE
_____________________________________________________________

 TRANSACTION VALUATION*         AMOUNT OF FILING FEE

    $654,293,626.90                 $130,858.73
_____________________________________________________________


*For purposes of calculating fee only. This transaction applies to an aggregate of 35,440,157 shares (sum of (i) 32,633,971 outstanding shares of common stock (not including 186,824 treasury shares or 6,064,155, 100,000 and 3,837,890 shares of common stock held by James R. Leininger, M.D., Peter A. Leininger, M.D. and Richard C. Blum & Associates, L.P., respectively, to remain outstanding after the Offer) and (ii) 2,806,186 outstanding options to purchase shares of Common Stock).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $19.25 per unit. The per unit price with respect to 723,300 options to purchase shares of Common Stock is $19.9375 per unit.

The proposed maximum aggregate value of transaction is $654,293,626.90 (sum of (i) product of 32,633,971 shares of
Common Stock and $19.25, (ii) product of (A) 2,082,886 options to purchase shares of Common Stock and (B) the difference between $19.25 and the exercise price of such options and (iii) product of (A) 723,300 options to purchase shares of Common Stock and (B) the difference between $19.9375 and the exercise price of such options).

The total fee is $130,858.73 paid by wire transfer on October 7, 1997 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $130,858.73

Form or Registration No.: SC13E4

Filing Party: Kinetic Concepts, Inc.

Date Filed: October 8, 1997

________________________________________________________________

                       SCHEDULE 13E-4
                        INTRODUCTION

     This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the offer by Kinetic Concepts, Inc., a Texas corporation (the "Company"), to purchase all of its issued and outstanding shares of common stock, $.001 par value per share ("Shares"), for $19.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal dated October 8, 1997 (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits
(a)(1) and (a)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission (the "Commission") on October 8, 1997, Amendment No. 1 to the Statement was filed with the Commission on October 21, 1997 and Amendment No. 2 was filed with the Commission on November 3, 1997. This Amendment No. 3 to the Statement is being filed to reflect the expiration of the Offer.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

      Item 8(b) is hereby amended and supplemented as follows:

     At 12:00 midnight, New York City time, on Wednesday, November 5, 1997, the Offer expired. Based on a preliminary count, approximately 31,006,942 Shares were tendered pursuant to the Offer and accepted for payment, of which 83,000 Shares were tendered pursuant to notices of guaranteed delivery. Immediately prior to the acceptance of the Shares tendered in the Offer, the Company issued and sold 7,802,180 Shares in the Stock Purchase. A copy of a press release announcing the expiration of the Offer and the acceptance for payment of validly tendered Shares is filed herewith as Exhibit (a)(11).


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding the following Exhibit:

     (a)(11) Press Release issued by the Company on November
6, 1997.


                          SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 6, 1997

                              KINETIC CONCEPTS, INC.

                              By: /s/ Dennis E. Noll
                                  ------------------------
                              Name: Dennis E. Noll
                              Title: Senior Vice President


                        EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         -----------
(a)(11)         Press Release issued by the Company on November 6, 1997.


                       EXHIBIT (a)(11)

Contact:  Dennis E. Noll
          Senior Vice President, General Counsel and Secretary
          Kinetic Concepts, Inc.
          (210) 255-6331

                                            (210) 255-6331

 KINETIC CONCEPTS COMPLETES TENDER OFFER AND SALE OF SHARES
 ----------------------------------------------------------

SAN ANTONIO, Texas, November 6, 1997 - Kinetic Concepts, Inc. (Nasdaq: KNCI) ("KCI") today announced that it has successfully completed the previously announced all-cash tender offer by KCI for all of its outstanding shares of common stock, at a price of $19.25 per share. The offer expired at 12:00 midnight (Eastern Standard Time) on Wednesday, November 5, 1997. Based on a preliminary count, approximately 31,006,942 shares were tendered and have been accepted for payment in accordance with the terms of the offer, of which 83,000 shares were tendered by guaranteed delivery. Immediately prior to the acceptance of the tendered shares, KCI also completed the previously announced sale of an aggregate of 7,802,180 shares to affiliates of Richard C. Blum & Associates, L.P. and Fremont Partners, L.P.

Richard C. Blum & Associates, L.P., based in San Francisco, is a private investment company specializing in strategic block, relationship-oriented investing with assets of approximately $1.2 billion under management. Among the investments in which Richard C. Blum & Associates has played a significant role are Northwest Airlines (Nasdaq: NWAC), National Education Corporation and URS Corporation (NYSE:
URS).

Fremont Partners, L.P. is a private equity fund also based in San Francisco. It is part of The Fremont Group, a private investment company with more than $7 billion in assets under management. Among other operating companies where Fremont has had significant roles are Coldwell Banker, Crown Pacific (NYSE: CRO), and Kerr (NYSE: KGM). Fremont also manages publicly traded mutual funds (Fremont Funds) and real estate, energy, and venture capital assets.

KCI develops and markets innovative therapeutic healing systems that address skin breakdown, circulatory problems, and pulmonary complications associated with patient immobility. The Company's healing systems include specialty beds, mattress replacement systems, and related devices. KCI serves hospitals, long-term and home care settings throughout the United States and in 13 countries.